Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: February 15, 2018

The following is a letter sent to employees of Elsevier on February 15, 2018.

Note from Ron: RELX Announces 2017 Results

Today we announced RELX Group’s results for 2017. I would encourage you to read the announcement and other results-related material RELX has posted on The Wire to understand what we and our sister businesses are accomplishing and to get a sense of how we are sharing technologies and working towards similar goals. All across RELX we are working to use information analytics to solve challenges for customers in a variety of industries.

At Elsevier, that included in 2017 launching Funding Institutional, which analyses data to help institutions navigate the high-stakes funding environment, improve their success rates and understand where their strengths lie. In our health business, enhancements to Clinical Key and associated tools such as Clinical Key for Nursing supported growth globally, providing decision-making clinicians and faculty with up-to-date actionable information.

We welcomed several new businesses to Elsevier – in August, bepress joined us and is already enhancing our abilities in organizing and sharing research. Early in 2017, we acquired Plum Analytics, which bolsters the in-depth impact understanding we provide researchers and institutions. Since then, Plum has been integrated into several of our platforms, giving researchers and institutions better insights into the difference they make in the world. Early this year, Via Oncology joined us, enabling us to combine our reference information and analytics in personalized medicine with their clinical pathways to help clinicians provide better and more consistent treatments for cancer patients worldwide.

We also continued to partner with the research community. Among these were an exciting partnership with Harvard University on a new data science project, the launch of a Lancet Oncology Commission on research priorities in the USA as part of the White House Cancer Moonshot initiative under the Obama administration that will guide areas of focus and benchmark success in the coming years.

This morning RELX also announced that it intends to further simplify its corporate structure, moving to a single parent company. What RELX is proposing is the technical merger of the two parent holding companies, RELX PLC and RELX NV. The Elsevier brand and what it represents will remain unchanged and we will continue to hence our brand recognition worldwide. There will also be no change to the locations, activities, or staffing levels of RELX Group or its four business areas as a result of these measures. That includes Elsevier and to be clear: nothing is leaving the Netherlands.

Elsevier is firmly committed to the Netherlands. We continue to attract and invest in top talent, providing exciting opportunities in Amsterdam. As one example, we are building up Amsterdam as one of our tech hubs and are investing into our collaboration with Amsterdam Data Science. We are proud of our heritage, and our contributions made daily to the country.

Our accomplishments in 2017 demonstrate the positive impact we are having as a company and are a testament to the tremendous efforts going on around Elsevier. We all play a part in delivering these results, whatever our role. Thank you very much for all your hard work and I look forward to many more successes in 2018.

Ron

Because the simplification will involve the offer of securities in the US, we are required by US securities law to include the following note on all communications relating to the simplification:

CAUTIONARY NOTE

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.